Citigroup Global Markets Ltd

CIK ID :0001012467

NFA_291281

Please note that the submission of the SBSE-A/A Application Updates for April 2026 have been made to the following principals;

Director	Removed – Graham Westgarth
Head of Business Division or Function	Removed -Jonathan Lofthouse
Director	Added Gagandeep Singh
Head of Business Division or Function	Added Nikhil Joshi

Kind Regards,
Zara Brown